SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

Single Touch Systems, Inc.
(Exact name of registrant as specified in charter)

Delaware	13-4122844
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

2235 Encinitas Blvd, Suite 210
Encinitas, California, 92024
(Address of principal executive offices and Zip Code)

Single Touch Systems, Inc. 2009 Employee and Consultant Stock Plan
(Full title of the plan)

National Corporate Research, Ltd. 615 South Dupont Hwy Dover, Delaware 19901	(302)734-1450
(Name and address of agent for service)	(Telephone number of agent for service)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the Definitions of "large accelerated filer", "accelerated filer", and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
[ ] Large accelerated filer   [ ] Accelerated filer [ ] Non-accelerated filer   [X] Smaller reporting company

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CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Shares	**2,000,000**	**$ 0.61**	**$ 1,220,000**	**$ 68.08**

Note: Pursuant to Rule 457 (c) and (h) of the Securities Act of 1933, as amended, the registration fee is calculated on the basis of the average of the closing bid and ask prices for the Common Stock as reported on the Over-The-Counter Bulletin Board at the close of trading on December 3, 2009 of $0.61.

PART I

INFORMATION REQUIRED IN THE PROSPECTUS

EXPLANATORY NOTE

This Registration Statement is being filed in accordance with the requirements of Form S-8 in order to register 2,000,000 shares of the Company's Common Stock issuable under the Single Touch Systems, Inc. 2009 Employee and Consultant Stock Plan ("Plan").

Item 1. Plan Information.*

Item 2. Registrant Information and Employee Plan Annual Information.*

*The documents containing the information specified in Part I of this Registration Statement will be sent or given to participants in the Plan as specified under Rule 428(b) (1) of the Securities Act of 1933, as amended ("Securities Act"). Such documents are not required to be and are not filed with the Securities and Exchange Commission ("Commission") either as part of this Registration Statement or as prospectuses or prospectus supplements pursuant to Rule 424. These documents and the documents incorporated by reference in this Registration Statement pursuant to Item 3 of Part II of this Registration Statement, taken together, constitute a prospectus that meets the requirements of Section 10(a) of the Securities Act.

We will provide to each recipient a written statement advising it of the availability of documents incorporated by reference in Item 3 of Part II of this Registration Statement and of documents required to be delivered pursuant to rule 428(b) under the Securities Act without charge and upon written notice by contacting:

Single Touch Systems, Inc.
2235 Encinitas Blvd, Suite 210
Encinitas, California, 92024

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following document, which has been filed by the Company with the Securities and Exchange Commission, is hereby incorporated by reference:

    The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2008; filed with the Commission on December 29, 2008

    The Company's Quarterly Report on Form 10-Q for the period ended December 31, 2008; filed with the Commission on February 23, 2009

    The Company's Quarterly Report on Form 10-Q for the period ended March 31, 2009; filed with the Commission on May 20, 2009

    The Company's Quarterly Report on Form 10-Q for the period ended June 30, 2009; filed with the Commission on August 19, 2009

    The Company's Current Reports on Form 8-K filed with the Commission on June 8, 2009 and June 23, 2009

All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Registration Statement and prior to the filing of a post-effective amendment to this Registration Statement which indicates that all securities offered hereby have been sold or which deregisters all securities then remaining unsold shall be deemed to be incorporated in this Registration Statement by reference and to be a part hereof from the date of filing of such documents.

Any statement contained in this Registration Statement, in a supplement to this Registration Statement or in a document incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any subsequently filed supplement to this Registration Statement or in any document that is subsequently incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

Item 4. Description of Securities.

Authorized Capital Stock

Our Articles of Incorporation, as amended, authorize us to issue 205,000,000 shares of capital stock consisting of 200,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of blank check preferred stock, par value $0.0001 per share.

Description of Common Stock

The holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all shares of Common Stock that are present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock. Except as otherwise provided by law, and subject to any voting rights granted to holders of any preferred stock, amendments to the Articles of Incorporation generally must be approved by a majority of the votes entitled to be cast by all outstanding shares of Common Stock. The Articles of Incorporation do not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by the Board from time to time, the Common Stock holders will be entitled to such cash dividends as may be declared from time to time by the Board from funds available. Subject to any preferential rights of any outstanding series of preferred stock, upon liquidation, dissolution or winding up of the Company, the Common Stock holders will be entitled to receive pro rata all assets available for distribution to such holders.

Item 5. Interests of Named Experts and Counsel.

Randall J. Lanham, Lanham & Associates, has given an opinion on the validity of the securities being registered hereunder. Mr. Lanham has acted as General Counsel of the Company, owns shares of Common Stock and is eligible to participate in the Plan pursuant to this Form S-8 Registration Statement, but not on a contingency basis.

Jonathan P. Reuben, CPA was a former auditing accountant to the Company and now provides consulting services to the Company. Mr. Reuben is eligible to participate in the Plan pursuant to this Form S-8 Registration Statement

As of the date of this registration no other named expert or counsel holds any specified interest or significant equity in the Company.

Item 6. Indemnification of Directors and Officers.

Our Certificate of Incorporation limits the liability of our directors and officers to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for: (i) breach of the directors' duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) the unlawful payment of a dividend or unlawful stock purchase or redemption, and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of our Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

The effect of the foregoing is to require us to indemnify our officers and directors for any claim arising against our directors and officers in their official capacities if such person acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES MAY BE PERMITTED TO OUR DIRECTORS, OFFICERS AND CONTROLLING PERSONS PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, WE HAVE BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION THIS TYPE OF INDEMNIFICATION IS AGAINST PUBLIC POLICY AND IS, THEREFORE, UNENFORCEABLE.

Item 7. Exemption from Registration Claimed.

Not Applicable.

Item 8. Exhibits.

Exhibit Number	Description
4	Single Touch Systems, Inc. 2009 Employee and Consultant Stock Plan, dated December 4, 2009.
5	Opinion of Counsel, Randall J. Lanham, Lanham & Associates
23.1	Consent of Certified Public Accountants – Weaver & Martin, LLC
23.2	Consent of Certified Public Accountants – Jonathan P. Reuben, CPA
23.3	Consent of Randall J. Lanham, Lanham & Associates (included in Exhibit 5)

Item 9. Undertakings

A. The undersigned registrant hereby undertakes:(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:(i) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement(or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and(iii) to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in the Registration Statement; provided, however, that clauses (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Company pursuant to Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference to this Registration Statement; (2) that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned Company hereby undertakes that for purposes of determining any liability under the 1933 Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the 1934 Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. Insofar as indemnification for liabilities arising under the 1933 Act, as amended, may be permitted to directors, officers or controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Encinitas, California, on this 4th day of December 2009.

Date: December 4, 2009   By: \s\ Anthony Macaluso, President
                              Anthony Macaluso, President
                              Principal Executive Officer and Principal Accounting Officer

In accordance with the requirements of the Securities Act of 1933 as amended, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Date: December 4, 2009   By: \s\ Anthony Macaluso, President
                              Anthony Macaluso, President
                              Principal Executive Officer and Principal Accounting Officer

Date: December 4, 2009   By: \s\   Laurence Dunn, Director
                              Laurence Dunn, Director

Date: December 4, 2009   By: \s\   Richard Siber, Director
                              Richard Siber, Director

Date: December 4, 2009   By: \s\ James Cassina
                              James Cassina, Director